Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 16 DATED FEBRUARY 27, 2012

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 15, dated January 3, 2012. This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

TABLE OF CONTENTS

		Supplement No. 16 Page Number	Prospectus Page Number

A.	Follow-On Offering	S-1	N/A
B.	Update to the Sections of the Prospectus Titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation”	S-2	7, 110
C.	Update to the Section of the Prospectus Titled “Risk Factors”	S-2	21-49
D.	Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”	S-3	100-103
E.	Update to the Section of the Prospectus Titled “Description of Capital Stock—Distribution Reinvestment Plan”	S-3	139-140
F.	Update to the Section of the Prospectus Titled “Description of Capital Stock—Share Redemption Program”	S-4	140-143
G.	Update to the Section of the Prospectus Titled “Material U.S. Federal Income Tax Considerations”	S-8	150

A. Follow-On Offering

The following supersedes and replaces Section C of Supplement No. 15, dated January 3, 2012:

We have filed a registration statement on Form S-11 with the SEC (Registration No. 333-175340) in connection with the proposed two-year offering of up to $2.4 billion in shares of common stock, which we refer to as the “Follow-On Offering.” The Follow-On Offering is under customary review by the SEC and other regulatory bodies, but it is anticipated to be effective and we expect to commence the Follow-On Offering on April 17, 2012, which we refer to as the “Follow-On Offering Effective Date.” Subject to the Follow-On Offering Effective Date being delayed to a later date, we will not accept any subscriptions for shares of our common stock pursuant to our initial public offering that are postmarked after April 16, 2012.

We expect our pricing upon commencement of the Follow-On Offering will be as follows:

•

We expect to offer primary offering shares to the public at a price of $10.40 per share, subject to any volume and other discounts in effect for the Follow-On Offering; our current primary offering price is $10.00 per share.

•

We expect to offer shares through our distribution reinvestment plan at a price of $9.88 per share; our current distribution reinvestment plan price is $9.50 per share. Therefore, we expect that shares issued through our distribution reinvestment plan in connection with any distributions declared for the second quarter of 2012, all of which will be aggregated and paid in July 2012, will be issued at this new price of $9.88 per share.

The Follow-On Offering is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any time. Our board of directors arbitrarily determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in the Follow-On Offering. We did, however, engage the services of Duff & Phelps LLC (“Duff & Phelps”), an independent valuation firm, to conduct an appraisal of all of our real estate assets that had been acquired prior to the fourth quarter of 2011. For our assets acquired during the fourth quarter of 2011, Duff & Phelps did not prepare an appraisal but did review each of those properties and concluded that the acquisition prices approximated market value.

Our board of directors also considered certain other factors, including: a discounted cash flow analysis; comparisons against certain publicly-traded industrial REITs with respect to certain operating and financial metrics including occupancy levels, leverage ratios and debt terms, and concentration of properties in top tier markets; the quality and diversity of our properties and tenant base; and the progress in executing our overall investment strategy. However, our board of directors did not consider certain other factors, such as an aggregation premium for the properties in our portfolio or a liquidity discount. Our board determined that the aggregate value of all of our real estate assets, as of December 31, 2011, is approximately $1,162,700,000 (after adjustment for our 51% ownership interest in our existing unconsolidated joint venture). Our board’s valuation for the real estate assets that had been appraised by Duff & Phelps was consistent with the Duff & Phelps’ appraisal. This compares to an original aggregate purchase price (exclusive of transfer taxes, due diligence expenses, and other closing costs) of $1,067,800,000 for these assets. Based on 60.55 million shares outstanding as of December 31, 2011, this appreciation of our real estate assets reflects an implied increase in value of approximately $1.57 per share.

We do not currently intend to adjust the fixed offering price for shares of our common stock in the future based on updated appraisals for any assets we currently own or may own nor do we presently intend to obtain such appraisals. The various factors considered by our board of directors in determining the fixed offering price for the Follow-On Offering were based on a number of assumptions and estimates that may not be accurate or complete. The fixed offering price established for shares of our common stock in the Follow-On Offering may not now or in the future accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at any time. In addition, the fixed offering price may not be indicative of either the price you would receive if you sold your shares, the price at which shares of our common stock would trade if they were listed on a national securities exchange or if we were liquidated or dissolved. Similarly, the amount you may receive upon redemption of your shares, if you determine to participate in our share redemption program, may be less than the amount you paid for the shares, regardless of any increase in the underlying value of any assets we own. Notwithstanding the foregoing, we do reserve the right to change our offering price at any time and from time to time in the sole discretion of our board of directors.

See Section F of this Supplement for a description of certain amendments to our share redemption program that will take effect following the anticipated commencement of the Follow-On Offering.

B. Update to the Sections of the Prospectus Titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation”

As described in Section D of this Supplement, we, the Operating Partnership, and the Advisor entered into a third amended and restated advisory agreement, dated as of February 21, 2012. The advisory agreement was amended and restated in order to remove “real estate sales commissions” from among the items of compensation payable to the Advisor. Accordingly, the description of the “real estate sales commission” in each of the compensation tables included in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation” are deleted in their entirety and any other references to the payment of a real estate sales commission to the Advisor or its affiliates throughout the Prospectus are deleted in their entirety.

C. Update to the Section of the Prospectus Titled “Risk Factors”

1. The risk factor on page 21 of the Prospectus titled “Risks Related to Investing in this Offering—You are limited in your ability to sell your shares of common stock pursuant to our share redemption program, you may not be able to sell any of your shares of our common stock back to us and, if you do sell your shares, you may not receive the price you paid” is deleted in its entirety and replaced with the following:

You are limited in your ability to sell your shares of common stock pursuant to our share redemption program, you may not be able to sell any of your shares of our common stock back to us and, if you do sell your shares, you may not receive the price you paid.

Our share redemption program may provide you with only a limited opportunity to have your shares of common stock redeemed by us at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed, after you have held them for a minimum of one year. Our common stock may be redeemed on a quarterly basis. However, our share redemption program contains certain restrictions and limitations, including those relating to the number of shares of our common stock that we can redeem at any given time and limiting the redemption price. Specifically, we cap the number of shares to be redeemed during any calendar quarter. The aggregate amount of redemptions under our share redemption program is not expected to exceed the aggregate amount of proceeds received from our distribution reinvestment plan, although the board of directors, in its sole discretion, could determine to use other sources of funds to make redemptions; provided that we will not redeem, during any consecutive 12-month period, more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. Our board of directors may also determine from time to time to further limit redemptions when funds are needed for other business purposes. Any request by the holders of our OP Units to redeem some or all of their OP Units, may further limit the funds we have available to redeem shares of our common stock pursuant to our share redemption program, should our board of directors determine to redeem OP Units for cash. Our board of directors, in its sole discretion, may determine to redeem OP Units for shares of our common stock, cash or a combination of both. In addition, our board of directors reserves the right to reject any redemption request for any reason or to amend, suspend or terminate the share redemption program at any time. Therefore, you may not have the opportunity to sell any of your shares of common stock back to us pursuant to our share redemption program. Any amendment, suspension or termination of our share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units. Moreover, if you do sell your shares of common stock back to us pursuant to the share redemption program, you may not receive the same price you paid for any shares of our common stock being redeemed. See “Description of Capital Stock—Share Redemption Program,” for a description of the other restrictions and limitations of our share redemption program.

2. The risk factor on page 23 of the Prospectus titled “Risks Related to Investing in this Offering—This is a fixed price offering and the offering price was arbitrarily determined and will not accurately represent the current value of our assets at any particular time; therefore the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase” is deleted in its entirety and replaced with the following:

This is a fixed price offering and the offering price was arbitrarily determined and will not accurately represent the current value of our assets at any particular time; therefore the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase.

This is a fixed price offering, which means that the offering price for shares of our common stock is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors arbitrarily determined the offering price in its sole discretion. The fixed offering price for shares of our common stock has not been based on appraisals for any assets we currently own or may own nor do we presently intend to obtain such appraisals or adjust the offering price for this offering. Therefore, the fixed offering price established for shares of our common stock in this offering will not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Similarly, the amount you may receive upon redemption of your shares, if you determine to participate in our redemption program, may be less than the amount you paid for the shares, regardless of any increase in the underlying value of any assets we own.

3. The following risk factor is added as the second risk factor under the caption “Risks Related to Our Taxation as a REIT” on page 49 of the Prospectus and supersedes and replaces Section I.5 of Supplement No. 15, dated January 3, 2012:

Each of our Subsidiary REITs must individually qualify as a REIT, and failure of any one of our Subsidiary REITs to qualify as a REIT could also cause us to fail to qualify as a REIT.

We indirectly own equity interests in multiple Subsidiary REITs, as defined in Section G of this Supplement, and we currently intend to directly or indirectly own additional Subsidiary REITs. We intend that each Subsidiary REIT will elect to be treated, and will qualify, as a REIT. Each Subsidiary REIT is subject to, and must comply with, the same requirements that we must satisfy in order to qualify as a REIT, together with all other rules applicable to REITs. The risks described under the caption “Risks Related to Our Taxation as REIT” also apply to each of the Subsidiary REITs. If a Subsidiary REIT failed to qualify as a REIT, it would be subject to federal income tax at regular corporate rates, and such Subsidiary REIT would remain disqualified as a REIT for four years following the year in which it lost its REIT status. Moreover, we too may fail to qualify as REIT in the event that one or more Subsidiary REITs fails to qualify as a REIT. See “Material U.S. Federal Income Tax Considerations—Subsidiary REITs.”

D. Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”

1. The following supersedes and replaces the paragraph in the section titled “The Advisor and the Advisory Agreement—General” on page 100 of the Prospectus and supersedes and replaces Section O.1 of Supplement No. 15, dated January 3, 2012:

We rely on the Advisor to manage our day-to-day activities and to implement our investment strategy. We, the Operating Partnership, and the Advisor are parties to a third amended and restated advisory agreement, dated as of February 21, 2012, which we refer to herein as the “Advisory Agreement.” The Advisor performs its duties and responsibilities under the Advisory Agreement as a fiduciary of the Company and our stockholders.

2. The following supersedes and replaces the first sentence in the section titled “The Advisor and the Advisory Agreement—The Advisory Agreement” on page 103 of the Prospectus and supersedes and replaces Section O.2 of Supplement No. 15, dated January 3, 2012:

The current term of the Advisory Agreement ends on February 21, 2013, subject to renewals by our board of directors for an unlimited number of successive one-year periods.

E. Update to the Section of the Prospectus Titled “Description of Capital Stock—Distribution Reinvestment Plan”

1. As described in Section A of this Supplement, we expect to offer shares through our distribution reinvestment plan in the Follow-On Offering at a price of $9.88 per share; our current distribution reinvestment plan price is $9.50 per share. In order to effect this price change, our board of directors has adopted the second amended and restated distribution reinvestment plan, which will take effect on June 1, 2012. Therefore, we expect that shares issued through our distribution reinvestment plan in connection with any distributions declared for the second quarter of 2012, all of which will be aggregated and paid in July 2012, will be issued at this new price of $9.88 per share. All shares issued pursuant to the distribution reinvestment plan in connection with any distributions declared for the first quarter of 2012 will continue to be issued at $9.50 per share.

2. The following supersedes and replaces the section titled “Description of Capital Stock—Distribution Reinvestment Plan” beginning on page 139 of the Prospectus and supersedes and replaces Section U of Supplement No. 15, dated January 3, 2012:

Distribution Reinvestment Plan

Our distribution reinvestment plan enables you to have cash otherwise distributable to you invested in additional shares of our common stock at a price equal to $9.50 per share. A copy of our distribution reinvestment plan is included as Appendix C to the Prospectus. You may elect to participate in the distribution reinvestment plan by completing the subscription agreement, the enrollment form or by other written notice to the plan administrator, including an acknowledgment that the current prospectus has been made available to you. Participation in the plan will begin with the next distribution made after acceptance of your written notice, and for all payment dates thereafter. Participants will be able to terminate their participation in the distribution reinvestment plan at any time without penalty by delivering written notice to us. In order for the termination to be effective for any quarter, the termination notice must be received by us prior to the last day of such quarter (i.e., a termination notice will be effective as of the last day of the quarter in which it is received and will not affect participation in the plan for any prior quarter). A participant who chooses to terminate participation in the distribution reinvestment plan must terminate his or her entire participation in the reinvestment plan and will not be allowed to terminate in part. There are no fees associated with a participant’s terminating his or her interest in the distribution reinvestment plan. A participant in the distribution reinvestment plan who terminates his or her interest in the distribution reinvestment plan will be allowed to participate in the distribution reinvestment plan again by notifying us and completing any required forms, including an acknowledgment that the then current version of the prospectus or a separate current prospectus relating solely to the distribution reinvestment plan has been delivered or made available to you.

We may amend or terminate the distribution reinvestment plan for any reason at any time; provided, however, that if we materially amend the distribution reinvestment plan or terminate the distribution reinvestment plan, such material amendment or termination, as applicable, will only be effective upon 10 days’ written notice to you. Participation in the plan may also be terminated with respect to any person to the extent that a reinvestment of distributions in shares of our common stock would cause the share ownership limitations contained in our charter to be violated. Following any termination of the distribution reinvestment plan, all subsequent distributions to stockholders would be made in cash.

Participants may acquire shares of our common stock pursuant to our distribution reinvestment plan until the earliest date upon which (i) all the common stock registered in this or future offerings to be offered under our distribution reinvestment plan is issued, (ii) this offering and any future offering pursuant to our distribution reinvestment plan terminate and we elect to deregister with the Commission the unsold amount of our common stock registered to be offered under our distribution reinvestment plan, (iii) the shares of our common stock are listed on a national securities exchange, at which time any registered shares of our common stock then available under our distribution reinvestment plan will be sold at a price equal to the fair market value of the shares of our common stock, as determined by our board of directors by reference to the applicable sales price with respect to the most recent trades occurring on or prior to the relevant distribution date, or (iv) our board of directors, in its sole discretion, determines for any reason to modify our distribution reinvestment plan to provide for a higher or lower price at which shares of our common stock may be purchased. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then current net asset value per share, as calculated in accordance with policies and procedures developed by our board of directors. Additionally, upon the listing of our common stock on a national securities exchange, the reinvestment agent will send each participant a check for the cash value of any fractional shares held in such participant’s account.

Holders of OP Units may also participate in the distribution reinvestment plan and have cash otherwise distributable to them by the Operating Partnership invested in our common stock at a price equal to $9.50 per share.

Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair market value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. Under present law, the U.S. federal income tax treatment of that amount will be as described with respect to distributions under “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Taxation of U.S. Stockholders on a Redemption of Common Stock” in the case of a taxable U.S. stockholder (as defined therein) and as described under “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders—Redemption of Common Stock” in the case of a Non-U.S. Stockholder (as defined therein). However, the tax consequences of participating in our distribution reinvestment plan will vary depending upon each participant’s particular circumstances and you are urged to consult your own tax advisor regarding the specific tax consequences to you of participation in the distribution reinvestment plan.

Our charter requires that all material information regarding the distributions to stockholders and the effect of reinvesting the distributions, including tax consequences, will be provided to the stockholders at least annually. Our charter requires that each stockholder participating in the distribution reinvestment plan will have an opportunity to withdraw from the plan at least annually after receiving this information. These charter provisions may not be amended without the affirmative vote of a majority of all votes of stockholders entitled to be cast on the matter.

F. Update to the Section of the Prospectus Titled “Description of Capital Stock—Share Redemption Program”

1. As described in Section A of this Supplement, we expect to offer primary offering shares to the public pursuant to the Follow-On Offering at a price of $10.40 per share and our current primary offering price is $10.00 per share. In connection with the anticipated commencement of the Follow-On Offering, our board of directors has adopted the third amended and restated share redemption program, which will take effect on June 1, 2012. Therefore, we expect that any shares redeemed pursuant to eligible redemption requests received during the second quarter of 2012 and thereafter will be redeemed pursuant to the terms of the third amended and restated share redemption program. The share redemption program has been amended to adjust the calculation of the redemption price per share as follows, effective as of June 1, 2012:

After you have held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations, at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed (the “Original Purchase Price”), and the amount of the discount (the “Holding Period Discount”) will vary based upon the length of time that you have held your shares of our common stock subject to redemption, as described in the table below (the “Holding Period Discount Table”), which has been posted on our website at www.industrialincome.com. Except as noted below, the redemption price (the “Redemption Price”) will be calculated by multiplying the Original Purchase Price by the applicable Holding Period Discount. Shares purchased through our distribution reinvestment plan, regardless of the offering in which they were purchased, will not be subject to the Holding Period Discount. With respect to shares of our common stock purchased pursuant to our initial public offering, including shares purchased through our distribution reinvestment plan pursuant to our initial public offering, the Redemption Price will be determined as described above, however the Original Purchase Price paid for such shares first will be increased by 4.0%, which is the amount by which the offering price increased between our initial public offering and our second public offering (the “Initial Offering Adjustment”) subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder, as described below.

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than one year	No Redemption Allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

In the event that you seek to redeem all of your shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If you have made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined below) will apply in the event of the death of a stockholder; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described below. Shares of common stock subject to a redemption request with respect to the death of a stockholder will be redeemed at a price equal to (i) with respect to shares purchased in our second public offering, 100% of the Original Purchase Price paid by the deceased stockholder for the shares without application of the Holding Period Discount, and (ii) with respect to shares purchased in our initial public offering, the greater of (x) 100% of the Original Purchase Price paid by the deceased stockholder for the shares, without application of the Initial Offering Adjustment or the Holding Period Discount and (y) the Redemption Price determined as described in the paragraph preceding the Holding Period Discount Table, including application of the Initial Offering Adjustment and the Holding Period Discount. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined below) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder’s disability, as further described below. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table as though the stockholder has held its shares for one year, including application of the Initial Offering Adjustment (if applicable) and the Holding Period Discount. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering.

2. The following supersedes and replaces the section titled “Description of Capital Stock—Share Redemption Program” beginning on page 140 of the Prospectus and supersedes and replaces Section V of Supplement No. 15, dated January 3, 2012:

Share Redemption Program

Our share redemption program may provide eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or any portion of their shares of our common stock in accordance with the procedures outlined below, subject to certain conditions and limitations described below and applicable law. At the time that a stockholder submits a request for redemption, we may, subject to the conditions and limitations described below, redeem the shares of our common stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. There is no fee in connection with a redemption of shares of our common stock. The share redemption program will be immediately terminated if our shares of common stock are listed on a national securities exchange or if a secondary market is otherwise established.

Only those stockholders who purchased their shares directly from us (including through our distribution reinvestment plan, except as set forth below), or received their shares through one or more transactions that were not for cash or other consideration, are eligible to participate in our share redemption program. Once our shares are transferred, directly or indirectly, for value by a stockholder (other than transfers which occur in connection with a non-taxable transaction, such as a gift or contribution to a family trust), the transferee and all subsequent holders of the shares are not eligible, unless otherwise approved by management of the Company in its sole discretion, to participate in the share redemption program with respect to such shares that were transferred for value and any additional shares acquired by such transferee through our distribution reinvestment plan.

After you have held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price of the shares of our common stock being redeemed and the amount of the discount (the “Holding Period Discount”) will vary based upon the length of time that you have held your shares of our common stock subject to redemption, as described in the following table, which has been posted on our website at www.industrialincome.com:

Share Purchase Anniversary	Redemption Price as a Percentage of Purchase Price
Less than one year	No Redemption Allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

In the event that you seek to redeem all of your shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If you have made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined below) will apply in the event of the death of a stockholder and such shares will be redeemed at a price equal to 100% of the price paid by the deceased stockholder for the shares without regard to the date of purchase of the shares to be redeemed; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described below. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined below) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder’s disability, as further described below. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed at the discounted amount listed in the above table for a stockholder who has held for one year. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the above table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the “Quarterly Redemption Cap” which will equal the lesser of: (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is 12 months prior to the end of the current quarter and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap described below. Our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period (referred to herein as the “Aggregate Redemption Cap” and together with the Quarterly Redemption Cap, the “Redemption Caps”) unless permitted to do so by applicable regulatory authorities. Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments, or redemptions of OP Units. Our board of directors has no obligation to use other sources to redeem shares of our common stock under any circumstances. The board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but may only do so in reliance on an applicable no-action letter issued or other guidance provided by the Commission staff that would not object to such an increase. There can be no assurance that the board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that the board of directors will be able to obtain, if necessary, a no-action letter from Commission staff. In any event, the number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable quarter.

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. In addition, our board of directors, in its sole discretion, may determine at any time to modify the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then current net asset value per share (provided that any current offering will then also be conducted at such price), as calculated in accordance with policies and procedures developed by our board of directors. If the board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days’ prior written notice. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under the federal securities laws. Therefore, you may not have the opportunity to make a redemption request prior to any potential suspension, amendment or termination of our share redemption program.

We intend to redeem shares of our common stock quarterly under the program. All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Stockholders may also withdraw their redemption request in whole or in part by submitting a request in writing that is received by us at any time up to three business days prior to the Applicable Quarter End.

In connection with our quarterly redemptions, our affiliated stockholders will defer their redemption requests until all redemption requests by unaffiliated stockholders have been met. However, we cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, or the total amount of shares requested for redemption exceed a Redemption Cap, we plan to redeem the shares of our common stock on a pro rata basis. In addition, we will redeem shares of our common stock in full that are timely presented for redemption in connection with the death and, if approved by our board of directors in its sole discretion, the disability of a stockholder, regardless of whether we redeem all other shares on a pro rata basis. Moreover, such determinations regarding our share redemption program will not affect any determinations that may be made by our board of directors regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement.

We will determine whether to approve redemption requests no later than 15 days following the Applicable Quarter End, which we refer to as the “Redemption Determination Date.” No later than three business days following the Redemption Determination Date, we will pay the redemption price in cash for shares approved for redemption and/or, as necessary, will notify each stockholder in writing if the stockholder’s redemption request was not honored in whole or in part. The redemption request of a stockholder that is not honored in whole or in part will be deemed automatically withdrawn for such shares for which redemption was not approved, and any such stockholder may resubmit a request in a subsequent quarter. We will not retain redemption requests that are not honored in any particular quarter. The redemption request for such shares of our common stock will be deemed void and will not affect the rights of the holder of such shares of our common stock, including the right to receive distributions thereon. If a pro rata redemption would result in a stockholder owning less than the minimum purchase amount required under state law, we would redeem all of such stockholder’s shares of our common stock unless the stockholder’s holdings are the result of a prior partial transfer.

As previously described, our share redemption program, including redemption upon the death or disability of a stockholder, is not intended to provide liquidity to any stockholder (and any subsequent transferee of such stockholder) who acquired, directly or indirectly, his or her shares by purchase or other taxable transaction from another stockholder, unless shares acquired in such transactions are approved for redemption by management of the Company in its sole discretion. In connection with a request for redemption, the requesting stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (1) acquired the shares to be repurchased directly from us and no direct or indirect transfer of the shares has occurred since the stockholder acquired the shares from the Company, or (2) acquired the shares from the original stockholder, directly or indirectly, by way of one or more transactions that were not for cash (or other consideration) in connection with a non-taxable transaction, including transactions for the benefit of a member of the original stockholder’s immediate or extended family (including the original stockholder’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) through a transfer to a custodian, trustee or other fiduciary for the account of the original stockholder or members of the original stockholder’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

Moreover, all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

As set forth above, we will redeem shares upon the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to benefit from the exceptions to the one-year holding period, the Redemption Caps and the Holding Period Discount, described above for redemptions in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as set forth above, we will redeem shares held by a stockholder who is a natural person who is deemed to be disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders becomes disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code). If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

Shares of our common stock approved for redemption on the Redemption Determination Date will be redeemed by us under the share redemption program effective as of the Applicable Quarter End and will return to the status of authorized but unissued shares of common stock. We will not resell such shares of common stock to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

The federal income tax consequences to you of participating in our share redemption program will vary depending upon your particular circumstances, and you are urged to consult your own tax advisor regarding the specific tax consequences to you of participation in the share redemption program.

For the nine months ended September 30, 2011, we received eligible redemption requests related to 57,471 shares of our common stock, which we redeemed for an aggregate amount of approximately $563,000 using proceeds from the sale of shares pursuant to our distribution reinvestment plan.

G. Update to the Section of the Prospectus Titled “Material U.S. Federal Income Tax Considerations”

1. The following paragraph is inserted after the second paragraph on page 150 of the Prospectus and replaces Section W.1 of Supplement No. 15, dated January 3, 2012:

We own, through the Fund I Partnership, an equity interest in multiple entities that will elect to be treated as REITs (each such entity a “Subsidiary REIT”) and we anticipate that we will directly or indirectly own additional Subsidiary REITs. Each of the Subsidiary REITs is subject to, and must satisfy, the same requirements that we must satisfy in order to qualify as a REIT together with all other rules applicable to REITs. Discussions of our qualification under the REIT rules, the anticipated satisfaction of the REIT requirements, and the consequences of a failure to so qualify also apply to each of the Subsidiary REITs.